Exhibit 12g

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements

Twelve

	Twelve Months Ended

Months

	December 31,					Ended
	(Thousands of Dollars)					June 30,

	1998	1999	2000	2001	2002	2003

Earnings, as defined:
Income from continuing operations
before income taxes	$133,021	$119,872	$128,139	$48,250	$86,326	$64,216
Adjust for distributed income of equity
investees	(4,697)	(837)	(3,116)	(1,620)	(2,544)	(11,402)
Equity in loss of equity method
investments	476	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	(125)	-	-	-	-	-
Supplemental fixed charges, and	63,967	65,526	61,372	66,748	63,002	63,039
Preferred dividends, as below
Total earnings, as defined	$192,642	$184,561	$186,395	$113,378	$146,784	$115,853

Fixed charges, as defined:
Interest charges	$60,593	$62,014	$57,797	$64,002	$60,317	$60,430
Rental interest factor	801	955	1,036	962	1,086	1,010
Total fixed charges	$61,394	$62,969	$58,833	$64,964	$61,403	$61,440

Supplemental increment to fixed charges*	2,573	2,557	2,539	1,784	1,599	1,599

Supplemental fixed charges	63,967	65,526	61,372	66,748	63,002	63,039
Preferred stock dividends - gross up Idaho
Power rate	8,275	8,133	9,564	9,033	4,456	2,977

Total combined supplemental
fixed charges and preferred
dividends	$72,242	$73,659	$70,936	$75,781	$67,458	$66,016

Supplemental ratio of earnings to
combined fixed charges and preferred
dividends	2.67x	2.51x	2.63x	1.50x	2.18x	1.75x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.